Cementos Lima S.A.

07026540

FILE NO.
82-3911

VAL-093-07

August 31, 2007

SUPPL

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following documents:

1. Notice to shareholers relating to dividend of US$ 0.23 per share of common stock and US$ 0.023 per investment share, declared by the July 18, 2007 Board of Directors' Meeting.

   Date: published in "El Peruano" (Official Bulletin), "El Comercio" and "Expreso" on August 7, 2007.

   Required by: CONASEV

2. Monthly information as of July 31, 2007 relating ADRs holders'share on the Capital Stock.

   Date: filed with CONASEV on August 8, 2007.

   Required by: CONASEV

Very truly yours,

PROCESSED
SEP 2 1 2007
THOMSON FINANCIAL

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

Cementos Lima S.A.

FILE N°
82-3911

(FREE TRANSLATION)

"EL PERUANO"	Tuesday, August 7, 2007
"EL COMERCIO"	Tuesday, August 7, 2007
"EXPRESO"	Tuesday, August 7, 2007

CEMENTOS LIMA S.A.
PAYMENT OF DIVIDENDS

The common and investment shareholders are hereby advised that the Board of Directors, held on July 18, 2007, declared a dividend of US$ 0.23 per share of Common Stock and US$ 0.023 per Investment Share.

This dividend will be paid beginning Tuesday 21st of August, 2007 at the Securities Department's offices located in Av. Carlos Villarán 508, Suite 301, Urb. Santa Catalina, La Victoria, Lima, from 9:00 a.m. to 1:00 p.m. It is necessary to bring title(s) and identification.

For all those shareholders belonging to the Book Entry System, the dividend will be paid through CAVALI.

August 7, 2007

THE MANAGEMENT

FILE: TRAPAGO

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

Cementos Lima S.A.

2

(FREE TRANSLATION)

FILE N°
82-3911

VAL-079-07

August 8, 2007

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of July 31, 2007.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2

END

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293